1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
_____________________________
FORM 6-K
_____________________________
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2024
(Commission File Number: 001-14700)
_____________________________
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
_____________________________
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan, R.O.C.
(Address of Principal Executive Offices)
_____________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: May 10, 2024	By	/s/ Wendell Huang

Wendell Huang

Senior Vice President and Chief Financial Officer

TSMC April 2024 Revenue Report

HSINCHU, Taiwan, R.O.C. – May 10, 2024 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenue for April 2024: On a consolidated basis, revenue for April 2024 was approximately NT$236.02 billion, an increase of 20.9 percent from March 2024 and an increase of 59.6 percent from April 2023. Revenue for January through April 2024 totaled NT$828.67 billion, an increase of 26.2 percent compared to the same period in 2023.

TSMC April Revenue Report (Consolidated):
							(Unit:NT$ million)

Period	April 2024	March 2024	M-o-M Increase (Decrease) %	April 2023	Y-o-Y Increase (Decrease) %	January to April 2024	January to April 2023	Y-o-Y Increase (Decrease) %
Net Revenue	236,021	195,211	20.9	147,900	59.6	828,665	656,533	26.2

TSMC Spokesperson:	TSMC Deputy Spokesperson:	Media Contacts:
Wendell Huang Senior Vice President and CFO Tel: 886-3-505-5901	Nina Kao Head of Public Relations Tel: 886-3-563-6688 ext.7125036 Mobile: 886-988-239-163 E-Mail: nina_kao@tsmc.com	Ulric Kelly Public Relations Tel: 886-3-563-6688 ext.7126541 Mobile: 886-978-111-503 E-Mail: ukelly@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited
This is to report the changes or status of 1) revenue, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for April 2024 (“Current Month”).
Note: “Outstanding” herein means the outstanding balance at the end of Current Month; and “Cumulative” herein represents the accumulated amounts from the beginning of this year till the end of Current Month.
1. Revenue (in NT$ thousands)

Period	Items	2024	2023
Apr.	Net Revenue	236,021,112	147,899,735
Jan. ~ Apr.	Net Revenue	828,665,313	656,532,708
2. Funds lent to other parties (in NT$ thousands)

Lending Company	Limit of lending	Amount approved by the Board of Directors	Outstanding amount
TSMC China*	99,167,681	54,141,090	39,510,240
* The borrower is TSMC Nanjing, a wholly-owned subsidiary of TSMC.
3. Endorsements and guarantees (in NT$ thousands)

Guarantor	Limit of guarantee	Amount approved by the Board of Directors	Outstanding amount
TSMC*	1,383,565,451	2,705,514	2,705,514
TSMC**		243,847,500	243,847,500
TSMC***		391,210,071	261,158,056
TSMC Japan Ltd.****	308,904	274,164	274,164
* The guarantee was provided to TSMC North America, a wholly-owned subsidiary of TSMC.
** The guarantee was provided to TSMC Global, a wholly-owned subsidiary of TSMC.
*** The guarantee was provided to TSMC Arizona, a wholly-owned subsidiary of TSMC.
**** The guarantee was provided to TSMC Design Technology Japan, a wholly-owned subsidiary of TSMC.
4. Financial derivative transactions (in NT$ thousands)

(1)Derivatives not applying hedge accounting.
‧TSMC

		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	107,531,880
	Mark to Market of Outstanding Contracts	(824,924)
	Cumulative Unrealized Profit/Loss	(1,423,935)
Expired Contracts	Cumulative Notional Amount	280,278,985
	Cumulative Realized Profit/Loss	(3,446,607)
Equity price linked product (Y/N)		N
‧TSMC China

		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	2,323,901
	Mark to Market of Outstanding Contracts	(3,309)
	Cumulative Unrealized Profit/Loss	(18,792)
Expired Contracts	Cumulative Notional Amount	12,671,110
	Cumulative Realized Profit/Loss	(72,686)
Equity price linked product (Y/N)		N
‧TSMC Nanjing

		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	6,540,900
	Mark to Market of Outstanding Contracts	(11,887)
	Cumulative Unrealized Profit/Loss	(52,478)
Expired Contracts	Cumulative Notional Amount	25,861,059
	Cumulative Realized Profit/Loss	(179,418)
Equity price linked product (Y/N)		N

‧Japan Advanced Semiconductor Mfg., Inc.

		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	-
	Mark to Market of Outstanding Contracts	-
	Cumulative Unrealized Profit/Loss	92,598
Expired Contracts	Cumulative Notional Amount	4,378,711
	Cumulative Realized Profit/Loss	159,897
Equity price linked product (Y/N)		N
(2)Derivatives applying hedge accounting.

‧TSMC Global

		Future
Margin Payment		(29,424)
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	682,773
	Mark to Market of Outstanding Contracts	7,702
	Cumulative Unrealized Profit/Loss	52,640
Expired Contracts	Cumulative Notional Amount	5,280,111
	Cumulative Realized Profit/Loss	48,670
Equity price linked product (Y/N)		N